March 11, 2011

Ms. Alexandra M. Ledbetter
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	SEC Comment Letter dated February 10, 2011 Holly Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 1-3876

Dear Ms. Ledbetter,

As confirmation of our phone conversation today, you granted an extension of our response time to March 16, 2011 to respond to your comment letter dated February 10, 2011.

Please don’t hesitate to call me at 214-871-3555 if you have any questions regarding this extension.

Sincerely,

/s/ Denise C. McWatters
Denise C. McWatters
Vice President and
General Counsel

100 Crescent Court, Suite 1600, Dallas, Texas 75201-6927
Phone: 214.871.3555; Fax: 214.871.3560
www.hollycorp.com